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                              November 8, 2023

       Steven R. Jones
       Co-Chief Executive Officer
       LandBridge Co LLC
       5555 San Felipe Street, Suite 1200
       Houston, TX 77056

                                                        Re: LandBridge Co LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
11, 2023
                                                            CIK No.: 0001995807

       Dear Steven R. Jones:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise the fifth bullet to disclose that NDB Parent has director designation rights, including the right to
designate more than a majority of the board for so long as it and its affiliates beneficially
own at least 40% of your outstanding common shares, and whether you will elect to not
comply with certain NYSE requirements. Also revise your disclosure in the fourth bullet on
page 25 to clarify that NDB Parent continues to have a variation of the director
designation rights so long as it owns at least 10% of your outstanding common shares, and that
it also has the ability to appoint the same number of board
                                                        observers as it does
director designees, as you further discuss on page 159.
       Industry Data, page iii

   2. We refer to your statements that you cannot assure investors of the accuracy or the completeness of market
and industry data, and that you have not independently verified
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 2     8, 2023 Page 2
FirstName LastName
         the third-party information. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information. Summary, page 1

3. We note your disclosure that you currently own 72,000 surface acres and that you also own 8,000 net mineral acres, which "largely underlie [y]our surface acreage." Please revise to clarify whether the reference to surface acres includes any mineral rights that may underlie the surface acres.
Our Assets
Our Core Position, page 4

4.       We note the figure presenting the    Hydrocarbon Resources Near Our
Core Position
         appears to illustrate the distribution of    Oil EUR    based on a
high    and    low    metric
         using    bbl/ft.    Please expand the discussion accompanying this
figure to explain in
         reasonable detail the use of and basis for presenting EUR expressed as bbl/ft. This comment also applies to the disclosure on page 116.
5. We note the disclosure on pages 15, 102 and 124 of 7,660 high-probability undrilled well locations within a 10-mile radius of your surface acreage appears to be inconsistent with the figure in the table on page 103 and does not appear consistent with the figures relating to such locations provided on pages 4 and 7. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed. Sources of Revenue
Resource Sales and Royalties, page 9

6. Please revise to balance your disclosure by explaining that there is a limited number of potential customers on or near your land and that you compete for customers with adjacent landowners, as you reference on page 40.
Our Relationship with Desert Environmental, page 13

7. We refer to your statements that Desert Environmental is developing two environmental remediation facilities and that you will earn revenue from a variety of sources, including waste disposal. To the extent correct, please revise to balance your disclosures to explain that this development is in the early stages, and provide some context to investors to understand the duration of time for this development. In this regard, we note that you disclose on page 161 you received less than $100,000 of fees from Desert Environmental.
         We also note you state that you are coordinating to develop "best-in-class" integrated non-
         hazardous oilfield reclamation and solid waste facilities on your land with Desert
         Environmental. As you are currently in the development stages of the project, please explain why it is appropriate to refer to these facilities as "best-in-class."
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 3     8, 2023 Page 3
FirstName LastName
Corporate Reorganization, page 18

8. We note your disclosure that following the Corporate Reorganization, LandBridge will be the sole managing member of OpCo, and will be responsible for all operational,
         management and administrative decisions relating to OpCo   s business
and will
         consolidate financial results of OpCo and its subsidiaries. We further note your disclosure on page iii, that your ownership of OpCo Units will initially represent a minority share of
         OpCo and that you expect that the NDB Parent will initially hold a majority of the economic interest in OpCo, as a non-controlling interest holder, through its ownership of a majority of the outstanding OpCo Units immediately after the closing of this offering.
         Furthermore, we note that as result NDB Parent will directly control you, and, as a result, will indirectly control OpCo through its ownership of Class B shares that represent a majority of your outstanding common shares. In order to better understand your intended future accounting please provide us with your analysis under ASC 810 under both the variable interest or voting interest models such that you were able to conclude that you will consolidate OpCo directly rather than NDB Parent.
Redemption Right, page 20

9. We note your disclosure that there is also a call right for OpCo Units. Please revise to clarify under what circumstances you will have this right. Organizational Structure, page 23

10. Please revise the diagram to explain the proposed reorganization, such as by including a diagram of the current structure. Please also revise to explain how the ownership structure reflected in the diagram is "simplified," and tell us the approximate anticipated ownership split between you and NDB Parent. Please also expand your discussion on page 159 of the material terms of the Contribution Agreement and file such agreement as an exhibit.
Risk Factors, page 36

11. We note your risk factor disclosure that as a holding company you will have no material assets other than your equity interest in OpCo. You also state that OpCo will be classified as a partnership for federal income tax purposes. Please expand on your risk factor disclosure to describe any material, adverse tax consequences of the OpCo partnership.
12. Please expand your disclosure to include a risk factor addressing the uncertainty in the estimation of proved of oil and natural gas reserves and future net cash flows relating to your mineral interests.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

13. Please update your results of operations to provide a discussion of results for each of the periods presented based on comparable prior periods. In that regard, your discussion
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 4     8, 2023 Page 4
FirstName LastName
         should provide a discussion comparing your results of operations for the years ended
         December 31, 2022 and December 31, 2021 in addition to the discussion comparing your results of operations for the nine months ended September 30, 2023 with the comparable nine months ended September 30, 2022. See Item 303 of Regulation S-K. Industry
Hydrocarbon Value Chain, page 102

14. We note you disclose certain undrilled development locations in the table on page 103 and elsewhere in your filing based on probability. Please expand your disclosure to clarify
         what the application of    probability    is measuring in relationship
to the disclosure of these
         locations and explain how the differing levels of probability, e.g. a high-probability or medium-probability, was determined and assigned to individual locations. As part of your expanded disclosure also include an explanation for what the line item Other Potential represents.
Our Core Position, page 115

15. We refer to your discussion of the agreement with TPL, which you state provides reciprocal crossing rights and royalty and revenue sharing. Please expand on your disclosure to describe the material terms of the agreement, and file such agreement as an exhibit.
Business
Our Mineral Interests, page 117

16. Please expand your mineral interest disclosures to include a proved reserves table presenting your net proved developed, proved undeveloped reserves and total proved reserves broken out by oil, NGLs and natural gas volumes. Refer to disclosure requirements in Item 1202(a) of Regulation S-K.

         This comment also applies to the    Analysis of Changes in Proved
Reserves    on page F-
         37. Refer to disclosure requirements in FASB ASC 932-235-50-4.
17. Please expand your disclosure of proved undeveloped reserves to present the material changes in the net quantities that occurred during the year. Include a detailed narrative to reconcile the overall change by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved undeveloped reserves between periods are fully explained including volume changes due to extensions, costs, commodity prices, royalty interest adjustments, well performance, transfers to developed, sales and acquisitions, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in development plans. Refer to the disclosure requirements in Item 1203(a) and (b) of Regulation
S-K

         This comment also applies to the explanations provided in conjunction with the
         reconciliation of the changes presented in the    Analysis of Changes
in Proved Reserves
 Steven R. Jones
LandBridge Co LLC
November 8, 2023
Page 5
         on page F-37. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
18. We note that, as of December 31, 2022, you disclose significant quantities of proved undeveloped reserves in comparison to your proved developed reserves. We also note from disclosure on page 37 that all decisions as to the investments in, and production from, wells in which you hold a mineral interest are dependent upon decisions made by the producers. As a result, you cannot control whether a producer chooses to develop a property or the success of drilling and development activities, which depend on a number of factors under the control of the producer. Furthermore, disclosure on page 99 indicates you monitor drilling and completion activity on your mineral acreage using publicly available sources in order to determine when new royalty interest production may be coming online.

         Based on the disclosure that your oil and gas ownership consist of royalty interests only and the limitations noted on pages 37 and 99, please expand your disclosure to provide a detailed explanation for the methodology you used in the determination of your proved developed and undeveloped reserves.

         Supplementally, tell us how you concluded that the estimates disclosed as of December
         31, 2022 complied with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty, proved oil and gas reserves and undeveloped reserves in Rule 4-10(a)(24), (a)(22) and (a)(31) of Regulation S-X,
         respectively, in formulating your response.
19. Please expand your disclosure to provide the information required by Items 1202(a)(6)
         and (a)(7) of Regulation S-K, respectively.
20. Please expand the disclosure in your filing to provide the annual volumes of production by final product sold for each of the last three fiscal years, including the disclosure of natural gas liquids production if sold separately. Additionally provide the average sales prices by final product sold and the average production cost per unit of production. Refer to the disclosure requirements in Item 1204 of Regulation S-K.
Properties, page 127

21. Please expand your disclosure to provide the information required by Items 1205 and
       1206 of Regulation S-K, respectively. As part of your expanded disclosure also include the information relating to 1) the total number of gross and net productive wells, expressed separately for oil and gas, 2) the total gross and net developed and undeveloped mineral acreage in which you own an interest, and 3) any undeveloped mineral acreage subject to expirations. Refer to the definitions and disclosure requirements in Item 1208 of
FirstName LastNameSteven R. Jones
       Regulation S-K. For the purposes of disclosing net royalty wells and acres in which you
Comapany    NameLandBridge
       do not                  Co LLC consider the net revenue interest as a
substitute for the
               hold a working interest,
       working
November         interest.
            8, 2023  Page 5
FirstName LastName
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 6     8, 2023 Page 6
FirstName LastName
Customers; Material Contracts and Marketing, page 128

22. We note your disclosure that your five largest customers comprised approximately 46% of the total revenue for the 2022 fiscal year, including that approximately a quarter of your total revenues came from "two significant customers," and your statement on page 45 that approximately 35% of your accounts receivable came from one customer. We also note your statement that the loss of any of these customers could have a material adverse effect on your results of operations, cash flows, and financial position. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on these agreements, please provide us an analysis to explain your basis.
23. Please revise to expand your discussion of your SURAs, SUAs and your WaterBridge agreement to provide investors with some additional context regarding the material economic terms of the agreements. We also note your disclosures in the prospectus that your contracts generally include inflation escalators. Please revise your disclosures as appropriate to provide additional information regarding the amount of such escalators.
Regulation of Environmental and Occupational Safety and Health Matters, page
132

24. Please expand your disclosures in this section to include specific discussions regarding
         Texas and New Mexico laws and regulations, including any required permitting processes.
         Please also discuss the MBTA, which you reference on page 51. Executive Compensation , page 145

25. We note your disclosures regarding executive compensation and the Shared Services
         Agreement, including the $5 million fee paid thereunder as direct cost reimbursements in
         2022. Please revise your disclosures to expand on your description of the material terms of the Shared Services Agreement, including the payment for services provided by your executive management team, and a discussion of the mark-up paid for services. Please also file the agreement as an exhibit.
Description of Shares, page 163

26. Please revise to add a discussion regarding distribution rights. Transfer of common shares, page 165

27. We refer to your statement that you may, at your discretion, treat the nominee holder of a common share as the absolute owner, which would limit the beneficial holder's rights.
         Please expand your disclosure to specifically discuss these limitations.
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 7     8, 2023 Page 7
FirstName LastName
Glossary of Certain Industry Terms, page A-1

28. Please expand the glossary to include definitions for additional oil and gas terms used in the filing, e.g., proved reserves, developed reserves, undeveloped reserves, development well, extension well, probable reserves, possible reserves, unproved reserves, high-
         probability development location, and medium-probability location. Also expand your definition of barrels of oil equivalent (Boe) to clarify the basis for converting your natural gas volumes to equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil equivalent to comply with Instruction 3 to Item 1202(a)(2) of Regulation S-K.
Financial Statements
DBR Land LLC, page F-12

29. It appears that DBR Land LLC together with its subsidiaries was formed on September
         2021. Please update your filing to present two years of audited financial statements as of
         December 31, 2021 and December 31, 2022 and for each of the years then ended. See
         Rules 3-01 and 3-02 Regulation S-X.
2. Summary of Significant Accounting Policies
Revenue Recognition , page F-23

30. We note your disclosure that oil and gas royalties also includes mineral lease bonus revenues that it receives by leasing its mineral interests to exploration and production companies. In addition, it appears that the Company enters into easements and enters into leases of the Company's surface acreage which generally include, but are not limited to, facility and surfaces leases with typical terms of five to ten years and generally require fixed monthly or annual payments. We further note your disclosure on page F-26 that the adoption of ASC 842 had no had no impact on your consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. In order to better understand the Company's accounting for each of its oil and gas royalties, resource sales and royalties, easements and other surface-related income and surface use royalties revenue streams, please clarify whether the Company does have any leases that it is accounting for under ASC 842. Your response should clarify how the Company considered the scoping guidance under ASC 842-10-15-1 for each of the Company's major revenue streams and how the Company applied the guidance in ASC 606 to each of its major revenue streams to the extent the Company does have any arrangements that contain leases and are being accounted for under ASC 842.
31. We note your disclosures that for your Oil and Gas royalties revenue stream that you accrue oil and gas royalties produced but not yet paid based on historical or estimated royalty interest production and current market prices, net of estimated location and contract pricing differentials and that the difference between estimated and actual amounts received for oil and gas royalties are recorded in the period the payment is received. The
         Company also appears to apply similar accounting to its resource and surface use
 Steven R. Jones
FirstName
LandBridgeLastNameSteven  R. Jones
            Co LLC
Comapany 8,
November   NameLandBridge
              2023         Co LLC
November
Page 8     8, 2023 Page 8
FirstName LastName
         royalty agreements. Please clarify whether the Company has concluded that its consideration is considered variable as set forth in ASC 606-10-32-5 through 32-9 and whether your estimate of variable consideration is typically constrained and how it applied or considered the guidance in ASC 606-10-32-11 through 32-13. Please also provide the required disclosures in ASC 606-10-50-12(b) and 606-10-50-20.
32. Notwithstanding our comment above regarding the Company's consideration of ASC 842 in its accounting for its major revenue streams, it appears that the Company has concluded that revenue related to its easements is recognized upon the execution of the agreement at the effective date as the performance obligation has been satisfied and the customer has right of use. Please clarify whether the Company has concluded that revenue should be recognized at a point in time in accordance with ASC 606-10-25-30. To the extent that the
         Company has concluded that point in time recognition is appropriate, please tell us how the Company determined that revenues from easements should be recognized at a point in time rather than over time in accordance with ASC 606-10-25-27 given that right to use the land and surface is typically for a period of 5 to 10 years based on your disclosure on page 8 for which the customer has ability to access such land and surface area for such duration of time.
Notes to Consolidated Financial Statements
14. Supplemental Oil and Gas Information (Unaudited), page F-36

33. We note the various cost, revenue and cash flow tables presented under this section do not include the dollar clarification (in thousands). We note the same in the revenues/income table on page F-9. Please revise as necessary.
34. We note your disclosure that proved reserves, as of December 31, 2022, were prepared by a third-party independent petroleum engineer. Please obtain and file a copy of the engineering reserve report for each period that proved reserves are disclosed. Refer to disclosure requirements in Item 1202(a)(8) of Regulation S-K and the requirement to obtain and file the consent of the third-party engineer that prepared the report to comply with Item (601)(b)(23) of Regulation S-K.
Analysis of Changes in Proved Reserves, page F-37

35. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page F-37 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g.
         December 31, 2021. Refer to FASB ASC 932-235-50-4.
36. We note the explanation in footnote (2) indicates that all of the new reserves added from extensions and discoveries during fiscal 2022 were the result of conversions of unproved reserves to proved developed reserves due to additional drilling activity. Please expand your disclosure to clarify and separately quantify, if true, that these new reserves also included reserves relating to the addition of new proved undeveloped locations. Refer to
 Steven R. Jones
LandBridge Co LLC
November 8, 2023
Page 9
      FASB ASC 932-235-50-5.
General

37. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
38. We note your disclosures that you have identified and are pursuing opportunities with crypto currency mining and data centers. Please revise to further explain these plans.
       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven R. Jones
                                                             Division of
Corporation Finance
Comapany NameLandBridge Co LLC
                                                             Office of Real
Estate & Construction
November 8, 2023 Page 9
cc:       David Oelman, Esq.
FirstName LastName